Media release

Rio Tinto share buyback programme

12 May 2017

Share buy-back programme

As announced on 8 February 2017, Rio Tinto plc and Rio Tinto Limited ("Rio Tinto" or the "Company") is conducting a $500 million share buy-back programme to repurchase Rio Tinto plc's ordinary shares of 10 pence each, which commenced on 1 March 2017 and will end not later than 31 December 2017 (the "Programme").

The purpose of the Programme is to reduce the share capital of the Company. Accordingly, all shares repurchased will be cancelled.

On 1 March 2017, Rio Tinto entered into separate non-discretionary irrevocable instructions (“Instructions”) with each of Deutsche Bank AG, London Branch and J.P. Morgan Securities plc, each acting as riskless principal, in relation to the repurchase of shares for the period from 1 March 2017 until 28 July 2017 for an aggregate maximum consideration of up to £160 million (approximately $206 million at current FX rates).

Rio Tinto has today increased the aggregate maximum consideration under these Instructions to $300 million for the period from 1 March 2017 to 28 July 2017.

Any acquisitions from 15 May 2017 to 28 July 2017 will be effected by Deutsche Bank AG, London Branch within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the annual general meeting of Rio Tinto plc on 12 April 2017 (the “2017 Authority”), Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.

The aggregate maximum consideration payable by the Company in respect of the repurchase of shares under the Programme up to 31 December 2017 is $500 million. The maximum number of shares that may be repurchased under the Programme is 137,492,259, being the number of shares able to be repurchased under the 2017 Authority.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Media Relations, Australia

Ben Mitchell

T +61 3 9283 3620

M +61 419 850 212

Anthony Havers

T +61 8 9425 8557

M +61 459 847 758

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556

Rio Tinto plc

6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404